Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2023

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at July 31, 2023	As at April 30, 2023
	Notes	($)	($)
Assets
Current Assets
Cash	3	3,807	14,306
Restricted cash	3	110	110
Short-term investments	4	43,129	38,340
Inventories	5	85,705	85,561
Prepaids and other receivables		362	511
		133,113	138,828

Non-current Assets
Right-of-use asset		—	96
Royalties	6	46,252	46,864
		46,252	46,960

		179,365	185,788

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		849	549
Government loan payable		—	40
Margin loan payable	7	—	9,726
Current portion of lease liability		—	21
		849	10,336
Non-current Liability
Non-current portion of lease liability		—	83
		—	83

		849	10,419
Equity
Issued Capital	8	168,550	167,277
Reserves	8	6,224	6,319
Accumulated deficit		(12,897)	(11,855)
Accumulated other comprehensive income		16,639	13,628
		178,516	175,369
		179,365	185,788

Commitments (Note 12)

Subsequent events (Note 13)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months ended July 31,
	Notes	2023 ($)	2022 ($)
Expenses
Salaries and directors' fees	10	(259)	(179)
Office and administration		(384)	(366)
Professional fees and insurance		(451)	(282)
Transfer agent and regulatory fees		(372)	(140)
Share-based compensation		(47)	(467)
Operating loss		(1,513)	(1,434)

Other items
Other income		10	—
Interest expense		(2)	(391)
Interest income		1	1
Net foreign exchange gain (loss)		(81)	70
Loss before taxes		(1,585)	(1,754)
Deferred income tax recovery (expense)		543	(695)
Net loss for the period		(1,042)	(2,449)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Gain (loss) on revaluation of short-term investments	4	4,020	(5,151)
Deferred tax recovery (expense) on short-term investments	4	(543)	695
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(466)	(60)
Total other comprehensive income (loss) for the period		3,011	(4,516)

Total comprehensive income (loss) for the period		1,969	(6,965)

Net loss per share, basic and diluted		(0.01)	(0.03)

Weighted average number of shares, outstanding, basic and diluted		100,007,139	96,066,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
At-the-Market offering:
Common shares issued for cash		1,062,248	3,861	—	—	—	3,861
Agents’ fees and issuance costs		—	(96)	—	—	—	(96)
Share-based compensation		—	—	467	—	—	467
Net loss for the period		—	—	—	(2,449)	—	(2,449)
Total other comprehensive income		—	—	—	—	(4,516)	(4,516)
Balance at July 31, 2022		96,608,562	156,209	5,955	(14,592)	14,331	161,903
Common shares issued upon exercise of warrants		190,894	430	(48)	—	—	382
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash		2,966,773	10,728	—	—	—	10,728
Agents’ fees and issuance costs		—	(269)	—	—	—	(269)
Transfer of other comprehensive income to accumulated deficit upon disposal of short-term investments		—	—	—	6,131	(6,131)	—
Share-based compensation		—	—	460	—	—	460
Net loss for the period		—	—	—	(3,394)	—	(3,394)
Total other comprehensive income		—	—	—	—	5,428	5,428
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants	8	565,722	1,273	(142)	—	—	1,131
Share-based compensation	8	—	—	47	—	—	47
Net loss for the period		—	—	—	(1,042)	—	(1,042)
Total other comprehensive income		—	—	—	—	3,011	3,011
Balance at July 31, 2023		100,369,451	168,550	6,224	(12,897)	16,639	178,516

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended July 31,
	2023	2022
	($)	($)
Operating activities
Net loss before tax for the period	(1,585)	(1,754)
Adjustments for:
Depreciation	6	6
Interest expense	2	391
Interest income	(1)	(1)
Share-based compensation	47	467
Net foreign exchange gain	—	(87)
Others	(18)	—
Net changes in non-cash working capital items:
Inventories	—	(7,512)
Prepaids and other receivables	149	1,818
Accounts payable and accrued liabilities	301	21
Cash used in operating activities	(1,099)	(6,651)

Investing activities
Interest received	2	1
Restricted cash deposit	—	642
Investment in short-term investments	(769)	(95)
Cash generated from (used in) investing activities	(767)	548

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	—	3,765
Proceeds from common shares issued upon exercise of options and warrants	1,131	—
Net advance/(repayment) of margin loan	(9,559)	2,179
Repayment of government loan	(30)	—
Payments of lease liability	(7)	(5)
Interest and fees paid	(167)	(279)
Cash generated from (used in) financing activities	(8,632)	5,660

Effect of exchange rate changes on cash	(1)	2

Net decrease in cash and cash equivalents	(10,499)	(441)
Cash and cash equivalents
Beginning of period	14,306	4,385
End of period	3,807	3,944

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading in physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company was listed on the TSX Venture Exchange (the "TSX-V"). Effective as of market close on July 5, 2023, the Company was delisted from the TSX-V and effective on July 6, 2023, the Company is listed on the Toronto Stock Exchange (the "TSX" and together with the TSX-V, as applicable, the "Exchange"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on September 13, 2023.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2023. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. Cash and Restricted Cash

As at July 31, 2023, the Company held cash of $3,807 (April 30, 2023: $14,306). In addition, the Company held restricted cash of $110 (April 30, 2023: $110). Restricted cash held at July 31, 2023 relates to security for a corporate credit card.

4. Short-term Investments

	As at July 31, 2023	As at April 30, 2023
	($)	($)
Fair value, at the beginning of the period/year	38,340	51,787
Additions for the period/year	769	2,996
Disposals for the period/year	—	(16,551)
Fair value adjustment due to foreign exchange rate change for the period/year	(211)	1,742
Fair value adjustment due to share price change for the period/year	4,231	(1,634)
Fair value, at the end of the period/year	43,129	38,340

As at July 31, 2023, the fair value of the Company's investment in Yellow Cake plc ("Yellow Cake") and Queen's Road Capital Investment Ltd. ("QRC") is $36,594 (April 30, 2023: $32,091) and $6,535 (April 30, 2023: $6,249), respectively.

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide ("U3O8") per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at July 31, 2023. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock

Exchange and the TSX, respectively. During the three months ended July 31, 2023, the Company recognized a change in fair value of short-term investments in an aggregate of $4,020 gain (2022: $5,151 loss) and deferred income tax expense of $543 (2022: deferred income tax recovery of $695) in other comprehensive income.

5. Inventories

As at July 31, 2023, the Company holds 1,548,068 pounds (April 30, 2023: 1,548,068 pounds) of U3O8. The carrying value of $85,705 (April 30, 2023: $85,561) includes an accrual for the Company's entitlement of the production from the McArthur River mine of 1,038 pounds U3O8 for calendar year 2022 and the estimated production from the McArthur River mine from January 1, 2023 to July 31, 2023. On August 31, 2023, the Company received 1,038 pounds U3O8 related to the production in calendar year 2022 (Note 6).

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	43,880	143	44,023
Foreign currency translation	(60)	—	(60)
Balance, as at July 31, 2022	43,820	143	43,963
Additions	2,313	(143)	2,170
Depletion	(147)	—	(147)
Foreign currency translation	878	—	878
Balance, as at April 30, 2023	46,864	—	46,864
Depletion	(145)	—	(145)
Foreign currency translation	(467)	—	(467)
Balance, as at July 31, 2023	46,252	—	46,252

	Cost			Accumulated Depletion			Carrying Amount
	April 30, 2023	Foreign Currency Translation	July 31, 2023	April 30, 2023	Depletion	July 31, 2023	July 31, 2023
	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,751	(207)	7,544	—	—	—	7,544
Church Rock project	792	(21)	771	—	—	—	771
Cigar Lake project	4,704	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	282	—	—	—	282
Dewey-Burdock project	1,445	(39)	1,406	—	—	—	1,406
Energy Queen project	68	(2)	66	—	—	—	66
Lance project	1,781	(48)	1,733	—	—	—	1,733
Langer Heinrich project	2,822	—	2,822	—	—	—	2,822
McArthur River project	11,543	—	11,543	(147)	(145)	(292)	11,251
Michelin project	4,262	—	4,262	—	—	—	4,262
Reno Creek project	305	(8)	297	—	—	—	297
Roca Honda project	167	(4)	163	—	—	—	163
Roughrider project	5,923	—	5,923	—	—	—	5,923
San Rafael project	546	(14)	532	—	—	—	532
Slick Rock project	3,076	(83)	2,993	—	—	—	2,993
Whirlwind project	68	(2)	66	—	—	—	66
Workman Creek project	1,476	(39)	1,437	—	—	—	1,437
	47,011	(467)	46,544	(147)	(145)	(292)	46,252

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties (continued)

Church Rock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Church Rock property and a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5,000,000 at any time prior to the first royalty payment becoming due thereunder.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property in Canada.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Waterbury Lake / Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada..

The Company has elected to receive royalty proceeds from the re-started McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $145 (2022: $Nil) on the McArthur River royalty and an increase in inventory by the same amount during the three months ended July 31, 2023. On August 31, 2023, Orano settled the royalty payments related to the production from the McArthur River mine for calendar year 2022 by delivering 1,038 pounds U3O8 to the Company's storage account at Blind River in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the "Facility"). The margin loan was subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate shall mean on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment.

The Facility was secured by a pledge of all the shares of Yellow Cake held by the Company (Note 4). The Facility was fully settled and extinguished on May 3, 2023.

The following outlines the movement of the margin loan:

	US$'000	$
Balance, as at April 30, 2022	10,047	12,908
Draw-down	8,000	10,696
Less: principal payment	(11,121)	(14,864)
Interest expense	1,270	1,628
Interest paid	(1,019)	(1,348)
Unrealized foreign exchange loss	—	706
Balance, as at April 30, 2023	7,177	9,726
Less: principal payment	(7,054)	(9,559)
Interest paid	(123)	(167)
Balance, as at July 31, 2023	—	—

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the "2022 Distribution Agreement"). The 2022 Distribution Agreement was terminated on July 14, 2023. No ATM Shares were distributed by the Company during the three months ended July 31, 2023.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

On August 8, 2023, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 8, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the Agents as permitted therein, the 2023 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	4,430	1,058	5,488
Share-based compensation	—	467	467
Balance, as at July 31, 2022	4,430	1,525	5,955
Common shares issued upon exercise of warrants	(48)	—	(48)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	460	460
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(142)	—	(142)
Share-based compensation	—	47	47
Balance, as at July 31, 2023	4,240	1,984	6,224

During the three months ended July 31, 2023, 565,722 warrants were exercised. 16,828,226 warrants were outstanding as at July 31, 2023.

As at July 31, 2023, there are 16,732,638 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the "Unlisted Warrants"). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Subsequent to July 31, 2023, 797,778 Listed Warrants were exercised for $1,596.

Share Options

As at July 31, 2023 and April 30, 2023, there are 1,196,000 outstanding share options at a weighted average exercise price of $3.50.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

A summary of share options outstanding and exercisable at July 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	3.13	40,000	5.46	3.13
4.93	5,000	4.93	3.46	5,000	4.93	3.46
4.20	1,000	4.20	4.11	1,000	4.20	4.11
4.10	50,000	4.10	2.84	50,000	4.10	2.84
3.49	612,500	3.49	2.84	612,500	3.49	2.84
3.31	100,000	3.31	0.79	100,000	3.31	0.79
3.31	332,500	3.31	3.79	249,688	3.31	3.79
3.26	25,000	3.26	3.89	18,750	3.26	3.89
3.15	5,000	3.15	4.24	2,500	3.15	4.24
2.88	25,000	2.88	3.94	18,750	2.88	3.94
	1,196,000	$3.50	3.00	1,098,188	$3.52	2.92

The amount of share-based compensation expense recognized during the three months ended July 31, 2023, was $47 (2022: $467).

9. Financial Instruments

At July 31, 2023 the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

9.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Financial Instruments (continued)

9.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with a Canadian chartered financial institution of which the majority of its bank balances is uninsured as at July 31, 2023. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

9.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2023. The Company's working capital (current assets less current liabilities) as at July 31, 2023 was $132,264. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

9.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

9.5 Currency risk

Financial instruments that impact the Company's net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at July 31, 2023 would have an impact, net of tax, of approximately $3,165 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $291 on net loss for three months ended July 31, 2023.

9.6 Other price risk

The Company is exposed to equity price risk as a result of holding investing in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at July 31, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3,731 on other comprehensive income.

10. Related Party Transactions

10.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2023 and 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

10.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management for the three months ended July 31, 2023 and 2022, comprised of:

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Related Party Transactions (continued)

10.2 Transactions with Key Management Personnel (continued)

	For the three months ended July 31,
	2023	2022
	($)	($)
Management salaries	94	61
Directors' fees	52	45
Share-based compensation	26	264
Total	172	370

11. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading of physical uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company's assets and liabilities are held within Canada.

12. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $31.7 million. CGN is contracted to deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payments by the Company are required in October 2023, June 2024 and April 2025.

On May 19, 2023, the Company entered into a five year agreement to lease a portion of an office premises for an annual lease payment of $87 for a lease period from August 1, 2023 to November 29, 2028.

13. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to July 31, 2023:

On August 2, 2023, the Company entered into an agreement to sell 200,000 pounds of physical uranium at a weighted average price of US$56.15 per pound for a total consideration of US$11.2 million. The delivery of the physical uranium was completed on September 8, 2023.

In August 2023, the Company initiated an investor education and awareness campaign by engaging a marketing service provider for a fee of US$1 million.

On August 21, 2023 and August 29, 2023, the Company granted 418,800 and 32,500 share options at an exercise price of $2.92 per share and $3.30 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Subsequent to July 31, 2023, the Company disposed of a portion of the Yellow Cake ordinary shares for gross proceeds of approximately $0.4 million.